UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NETRATINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

64116M108
(CUSIP Number)

December 31, 2004
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages

SCHEDULE 13G

CUSIP No. 64116M108	Page 2 of 8 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

TCS CAPITAL INTERNATIONAL, LTD.

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. [ ] b. [X]

3	SEC Use Only

4	Citizenship or Place of Organization

CAYMAN ISLANDS

Number of Shares Beneficially Owned By Each Reporting Person With	5 6 7 8	Sole Voting Power 1,838,587 Shared Voting Power 0 Sole Dispositive Power 1,838,587 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,838,587

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[X]

11	Percent of Class Represented By Amount in Row (9)

5.24%

12	Type of Reporting Person (See Instructions)

CO

SCHEDULE 13G

CUSIP No. 64116M108	Page 3 of 8 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

TCS CAPITAL MANAGEMENT, LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. [ ] b. [X]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	5 6 7 8	Sole Voting Power 1,838,587 Shared Voting Power 0 Sole Dispositive Power 1,838,587 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,838,587

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[X]

11	Percent of Class Represented By Amount in Row (9)

5.24%

12	Type of Reporting Person (See Instructions)

OO

SCHEDULE 13G

CUSIP No. 64116M108	Page 4 of 8 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

ERIC SEMLER

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. [ ] b. [X]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

Number of Shares Beneficially Owned By Each Reporting Person With	5 6 7 8	Sole Voting Power 2,812,240 Shared Voting Power 0 Sole Dispositive Power 2,812,240 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,812,240

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]

11	Percent of Class Represented By Amount in Row (9)

8.02%

12	Type of Reporting Person (See Instructions)

HC

Page 5 of 8 Pages

Item 1(a)	Name of Issuer:

NetRatings, Inc. (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

120 West 45th Street, New York, New York 10036

Item 2(a)	Name of Person Filing:

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) TCS Capital International, Ltd. (“TCS Capital International”);

ii) TCS Capital Management, LLC (“TCS Capital Management”); and

iii) Mr. Eric Semler (“Mr. Semler”).

                         This Statement relates to Shares (as defined herein) held for the accounts of TCS Capital International, TCS Capital, LP, a Delaware limited partnership (“TCS Capital”), and TCS Capital II, LP, a Delaware limited partnership (“TCS Capital II”).

                         TCS Capital Management, LLC, a Delaware limited liability company (“TCS Capital Management”), is the investment manager of each of TCS Capital International, TCS Capital and TCS Capital II. In his capacity as the managing member of TCS Capital Management, Mr. Semler may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the accounts of TCS Capital International, TCS Capital and TCS Capital II.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

                          The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, Suite 1504, New York, NY 10019.

Item 2(c)	Citizenship:

i) TCS Capital International is a Cayman Islands corporation;

ii) TCS Capital Management is a Delaware limited liability company; and

iii) Mr. Semler is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”)

Item 2(e)	CUSIP Number:

64116M108

Page 6 of 8 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

                         i)       As of December 31, 2004, each of TCS Capital International and TCS Capital Management may be deemed to be the beneficial owner of the 1,838,587 Shares held for the account of TCS Capital International.

                         ii)      As of December 31, 2004, Mr. Semler may be deemed to be the beneficial owner of 2,812,240 Shares. This number consists of (A) 1,838,587 Shares held for the account of TCS Capital International, (B) 186,627 Shares held for the account of TCS Capital, and (C) 787,026 Shares held for the account of TCS Capital II.

Item 4(b)	Percent of Class:

                         i)       The number of Shares each of TCS Capital International and TCS Capital Management may be deemed to beneficially own constitutes approximately 5.24% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, the number of Shares outstanding was 35,065,959 as of October 31, 2004).

                         ii)      The number of Shares Mr. Semler may be deemed to beneficially own constitutes approximately 8.02% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

TCS Capital International
(i) Sole power to vote or direct the vote:	1,838,587
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	1,838,587
(iv) Shared power to dispose or to direct the disposition of	0

TCS Capital Management
(i) Sole power to vote or direct the vote:	1,838,587
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	1,838,587
(iv) Shared power to dispose or to direct the disposition of	0

Page 7 of 8 Pages

Mr. Semler
(i) Sole power to vote or direct the vote:	2,812,240
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	2,812,240
(iv) Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

                          The shareholders of TCS Capital International have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of TCS Capital International in accordance with their ownership interests in TCS Capital International.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

                          By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 8 of 8 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005	TCS CAPITAL INTERNATIONAL, LTD.
By: TCS Capital Management, LLC its Investment Manager
By: /s/ Eric Semler
Name: Eric Semler
Title: Managing Member

Date: February 14, 2005	TCS CAPITAL MANAGEMENT, LLC
By: /s/ Eric Semler
Name: Eric Semler
Title: Managing Member

Date: February 14, 2005	ERIC SEMLER
/s/ Eric Semler